AMERICAN SPECTRUM REALTY, INC. William J. Carden, Chairman, President and CEO 713-706-6200	FOR IMMEDIATE RELEASE

AMERICAN SPECTRUM OPPOSES TENDER OFFER

Houston, TX, June 8, 2010 – American Spectrum Realty, Inc. (NYSE AMEX: AQQ) (“the Company”), a real estate investment and management company, headquartered in Houston, Texas, announced today that it is recommending to its shareholders that they reject a tender offer from Tender Investors, LLC to purchase up to 150,000 shares of the total outstanding shares of American Spectrum Realty, Inc. for $5.10 per share.  American Spectrum Realty, Inc. pointed out that the $5.10 being offered is below the current market price of the shares.  The Company also believes that the amount being offered is below the Company’s intrinsic value.  The average closing price of the shares from March 1, 2010 to June 7, 2010 (after giving effect to the Company’s stock split effective May 7, 2010) was $10.04 per share.

American Spectrum Realty, Inc. is a real estate investment company that owns, through an operating partnership, 29 offices, industrial and retail properties aggregating approximately 2.6 million square feet in California, Texas, Arizona and the Midwest, and has been publicly traded since 2001.  American Spectrum Management Group, Inc., a wholly-owned subsidiary of the Company’s operating partnership, manages and leases all properties owned by American Spectrum Realty, Inc.

Certain matters discussed in this release are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including the risks and uncertainties of acquiring, owning, operating and disposing of real estate.  Such risks and uncertainties are disclosed in the Company’s past and current filings with the U.S. Securities and Exchange Commission.